Contact

www.linkedin.com/in/keaton-ray
(LinkedIn)
www.apta.org/studentassembly/
leadership/board/ (Personal)
dpt.duhs.duke.edu/Student-Life/
Student-Leadership/ (Personal)

Top Skills

Public Speaking

Interpersonal Communication
Abilities

English Composition

Certifications

BLS for Healthcare Providers

Certified Clinical Instructor

Board Certified Orthopedic Specialist
(OCS)

ATC- Athletic Trainer, Certified

Certified ASTYM Provider

Honors-Awards

Ron Bybee Scholarship Award-
McKenzie Institute USA

Duke DPT Helen Kaiser Alumni
Award

Kappa Alpha Theta Foundation
Scholar

Outstanding Senior, Bachelor of
Science

Outstanding Senior in Athletic
Training

Publications

The Utility of Clinical Measures for
the Diagnosis of Achilles Tendon
Pathology: Systematic Review with
Meta-Analysis

Dr. Keaton Ray

Physical Therapist, HealthTech Entrepreneur, Public Speaker,
explorer of the PNW, Corgi Mom, obsessive organizer, avid hot
sauce fan.
Portland, Oregon, United States

Summary

I am a passionate physical therapist and entrepreneur in Portland,
OR specializing in helping society move and live at their best. I
am driven by the desire to improve the quality of the healthcare
experience for patients and providers alike, and the belief that
healthcare should be personalized, effective, cost-efficient,
and inspiring. I am honored to be on this journey of healthcare,
technology, and entrepreneurship!

Experience

MovementX
7 years 9 months

Co-Founder, COO
October 2016 - Present (7 years 8 months)
Portland, Oregon, United States

Co-Founder
September 2016 - Present (7 years 9 months)
Movement is how we experience our world.
-
It transcends nations, borders, & ethnicities. It's how we work, how we play,
how we live. It's our uniting force as human beings. By improving people's
movement, we improve the world. However #movement matters to you, we
solve for X.
-
At MX, we ask, "What is possible?" We live in a world where we can travel in
strangers' cars, buy our favorite products online, and order a tall half-caff soy
latte at 120 degrees. So we ask, why can't our healthcare experience be more
personalized? Why can't it be convenient? Why can't it be empowering?
-
Health happens in the real world, so why confine it to a treatment room or
hospital?

-

Whether it was in treatment rooms with patients, living rooms with family members, or coffee shops with complete strangers… we kept hearing how healthcare can be a frustrating experience. A lot of people are feeling overwhelmed & powerless from high healthcare costs, annoying paperwork, & crowded waiting rooms. Too many #health providers are feeling burnt-out from overbooked patient schedules, time-consuming administrative burden, & complicated third-party incentives. It's clear the architecture of #healthcare needs a new design, so we are redesigning it.

-

We are bringing the 11-star experience to healthcare.

-

#healthymovement #healthychoices #healthylifestyle

Oregon Physical Therapy Association
APTA Delegate
October 2014 - January 2021 (6 years 4 months)

The House of Delegates (House) is an APTA policy-making body comprised of voting chapter delegates, non-voting delegates (the Board of Directors and section, assembly, and PTA Caucus delegates), and consultants. The number of voting chapter delegates is determined each year based on membership numbers and is an elected position at the chapter level.

The House meets annually for 3 successive days each spring, during which time delegates make decisions on issues that may have far-reaching implications for the association and for the profession of physical therapy. Business of the House follows parliamentary procedure and is conducted through the introduction of delegate-proposed motions, which may amend APTA's bylaws, direct a course of action, articulate an association attitude on the physical therapy needs of the public or the needs of members, or describe a goal the association wishes to achieve.

Advance Sports and Spine Therapy
Physical Therapist
June 2014 - April 2018 (3 years 11 months)
Wilsonville, OR

To be recognized as the leader in spine and orthopedic physical therapy in the Portland region; providing the highest quality evidence based care. In addition to providing quality care we will be sought after as the educational leader for both the profession and community.

Additional Responsibilities:

- Website design and management

- Social media management and marketing

- Community outreach marketing

- SEO optimization

PT Day of Service
Director of Operations, Outreach, and Communication
May 2015 - October 2016 (1 year 6 months)

PT Day of Service, also known as PTDOS, is planned for October 17, 2015. We envision a day where Physical Therapists, Physiotherapists, PTAs, students and their friends around the world will work in unity to provide a volunteer service for their community. Pledge to participate by filling out the pledge form.
www.ptdayofservice.com

American Physical Therapy Association- Student Assembly Board of Directors
2 years 1 month

Nominating Committee Member
October 2013 - October 2014 (1 year 1 month)

Secretary
October 2012 - October 2013 (1 year 1 month)

Duke University
Duke DPT Class President
January 2012 - May 2014 (2 years 5 months)

University of the Pacific
Athletic Training Education Program
August 2009 - May 2011 (1 year 10 months)

Champion Gymnastics
Level 4 Women's Gymnastics Coach
2007 - 2009 (2 years)

The responsibilities of this position include writing daily lesson plans, attending three hour practices four times a week, organizing the team for travel to competitions on the weekends, and being a role model to my athletes.

Education

Duke University School of Medicine
Clinical Doctorate, Physical Therapy/Therapist · (2011 - 2014)

University of the Pacific
Bachelor of Science (B.S.), Magna Cum Laude, Athletic Training/
Trainer · (2007 - 2011)

Bergen University College (HiB)
International Exchange Program, Physiotherapy · (2014 - 2014)